Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, NY 10004

December 31, 2024

Via EDGAR

Morgan Youngwood, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Jeff Kauten, Staff Attorney

Jan Woo, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:   Western Acquisition Ventures Corp.

Amendment No. 5 to Registration Statement on Form S-4 Filed November 1, 2024

File No. 333-269724

Ladies and Gentlemen:

Western Acquisition Ventures Corp. (the “Company”) is writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 15, 2024 (the “Staff Letter”), related to the above-referenced Amendment No. 5 (“Amendment No. 5”), which was filed on November 1, 2024, to the Company’s Registration Statement on Form S-4 (the “Form S-4”), which was filed on February 13, 2023. In response to the comments in the Staff Letter, the Company has further revised the Form S-4, and the Company filed via EDGAR a sixth amendment to the Form S-4 (“Amendment No. 6”) and now provides this response letter.

The Company has reproduced below in bold italics the Staff’s comments in the order in which they were set out in the Staff Letter, numbered correspondingly, and has provided the Company’s response immediately below each comment.

Amendment No. 5 to Registration Statement on Form S-4

Basis of Pro Forma Presentation, page 47

1.	We note your response to prior comment 2. Please revise your disclosures to reconcile and cross reference each of the Cycurion [Post-Merger] amounts presented in your table on the cover page to your table on page 48 that shows possible sources of dilution and illustrates estimated ownership of common stock in the Combined Company immediately following the consummation of the Business Combination. In this respect, reconcile the Cycurion [Post-Merger] amounts on the cover page to the 15,000,000 estimated ownership of common stock in the Combined Company by the “The Sellers” and the 26,412,208 shares attributable to the Series B and D Preferred stock and related warrants.

Response:

The Company respectfully advises the Staff that it has updated its disclosure on the cover page of Amendment No. 6 to include footnotes to group the securities and reconcile the Cycurion [Post-Merger] amounts on the cover page to the 15,000,000 estimated ownership of common stock in the Combined Company and the 26,412,208 shares attributable to the Series B Preferred Stock and the Series D Preferred Stock and the related warrants.

Unaudited Pro Forma Condensed Combined Financial Information

Description and Accounting for the Potential Acquisition of SLG, page 47

2.	We note your response to prior comment 1. Please revise your disclosures in this section to clarify that the SLG acquisition transaction will result in one wholly-owned subsidiary and one 49%-owned subsidiary. Revise to disclose that the 49%-owned subsidiary will be consolidated under the accounting guidance for variable interest entities in ASC 810-10. Your disclosures should explain the primary facts and circumstances that Cycurion has considered in determining that it is the primary beneficiary of SLG.

Response:

The Company respectfully advises the Staff that it has updated its disclosure on page 47 of Amendment No. 6. The acquisition of SLG will be accounted for as a business combination under ASC 810-10 for variable interest entities, whereby SLG will be treated as the acquired company. One of the current SLG owners will own 51% of that portion of SLG that is not being fully acquired by Cycurion (the “49%-owned subsidiary”); but, that individual has pledged all voting power and economic benefits to be derived from his 51% ownership of the 49%-owned subsidiary to Cycurion. Cycurion will direct him to vote as a stockholder to elect members of that entity’s board of directors. He will hold the equity of that entity in a trust relationship on behalf of Cycurion so that the 49%-owned subsidiary will continue to qualify to bid for government contracts in the Illinois area as a domestic entity. Cycurion will be the primary beneficiary of the relationship. Cycurion will consolidate the 49%-owned subsidiary as a wholly-owned subsidiary and calculate goodwill for the excess consideration above the net asset value of the VIE entity.

Information about Cycurion Company Overview, page 145

3.	We note your response to prior comment 6. As you have not yet completed your obligations under the SLG Assignment Agreement please file this agreement as an exhibit to your registration statement or tell us why it not required to be filed. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company has reviewed Item 601(b)(10)(ii)(B) of Regulation S-K and respectfully does not believe that it is applicable to Amendment No. 6 because the SLG Assignment Agreement is not a “contract upon which [Cycurion’s] business is substantially dependent .. . .” As noted in the previous Amendment No. 5 and in the current Amendment No. 6, the two entities have a preexisting business relationship. That relationship, as disclosed in those amendments, is one of a subcontractor-prime contractor relationship that was established in fall 2017 “… for several keystone contracts held by SLG … , where [Cycurion] serviced several government agencies and commercial customers, State of New Mexico, Cognizant, KPMG, and University of Illinois in support of SLG.” Continuation of that relationship is not dependent upon the closing of the transactions contemplated by the SLG Assignment Agreement; hence, the SLG Assignment Agreement is not a contract upon which Cycurion’s business is substantially dependent. Nevertheless, Cycurion believes that it will benefit from that prospective closing because it would then (i) obtain the economic benefit of the difference between the amounts that SLG invoices to its clients for the projects that Cycurion performs compared with the amounts that Cycurion invoices SLG for those services and (ii) benefit from the historical standing that SLG now enjoys for obtaining future work.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cycurion

Critical accounting policies and significant judgments and estimates, page 164

4.	We note your response to prior comment 7 and reissue our comment. Please clarify how you are applying the qualitative assessment as you disclose that you apply a qualitative approach or one-step qualitative impairment test. Since both assessments are qualitative, please clarify how this policy is consistent with ASC 350-20-35-3A. Please clarify your disclosure that “Based on [y]our analysis, the fair value of goodwill exceeds the carrying value” to explain whether that statement is the result of your qualitative assessment or quantitative impairment testing. Please clarify whether you concluded that a quantitative impairment testing was warranted. If so, consider disclosing whether a reporting unit was at risk of recognizing an impairment. If a reporting unit is at risk of recognizing an impairment, consider also disclosing the percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit. Alternatively, you might disclose, if true, that a reporting unit’s fair value is substantially in excess of carrying value as of the date of the last impairment test. Refer to Item 303(b)(3) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it has updated its disclosure on pages 166-167 of Amendment No. 6. In performing the qualitative assessment, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including an analysis of the firm's contract backlog and sales pipeline. While the contract backlog is confirmed contractual wins, the sales pipeline is evaluated by management to determine the uncertainty of the pipeline. Each potential contractual win is assigned a probability of win score to address the potential uncertainty. Thus, it provides a conservative estimate of any future contractual wins. If, based on the qualitative assessment results, it is concluded that the fair value of a reporting unit may not exceed its carrying value, additional quantitative impairment testing is performed. The quantitative test requires that the carrying value of each reporting unit be compared with its estimated fair value. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill).

We use a discounted cash flow approach to determine the fair value of a reporting unit. The determination of discounted cash flows of the reporting units and assets and liabilities within the reporting units requires significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate being the weighted average cost of capital (WACC) for the firm, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. We evaluate the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units.

Given that we operated at a net loss in 2023, we performed quantitative impairment testing as the second step to validate our qualitative testing. Based on our quantitative impairment testing, the fair value of goodwill substantially exceeds the carrying value.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at 310-740-0710 or counsel to the Company, Seward & Kissel LLP, at (212) 574-1200.

Sincerely,

WESTERN ACQUISITION VENTURES CORP.

		By:	/s/ James Patrick McCormick
		Name:	James Patrick McCormick
		Title:	Chief Executive Officer

cc:	Keith J. Billotti
Randolf W. Katz